CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2007
Earnings from continuing operations	$18,672		$30,948		$64,855
Income taxes	6,531		9,647		27,847
Earnings from continuing operations before income taxes	$25,203		$40,595		$92,702
Fixed charges:
Interest, long-term debt	$8,077		$16,532		$32,832
Interest, other (including interest on short-term debt)	3,589		6,499		10,003
Amortization of debt expense, premium, net	348		698		1,365
Portion of rentals representative of an interest factor	151		282		559
Total fixed charges	$12,165		$24,011		$44,759
Earnings from continuing operations before income taxes	$25,203		$40,595		$92,702
Plus: total fixed charges from above	12,165		24,011		44,759
Earnings from continuing operations before income taxes and fixed charges	$37,368		$64,606		$137,461
Ratio of earnings to fixed charges	3.07	x	2.69	x	3.07	x